Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286625

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 1 DATED JULY 17, 2025

TO THE PROSPECTUS DATED JUNE 26, 2025

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated June 26, 2025 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock sold in our current public offering as of August 1, 2025;
•
to disclose the calculation of our June 30, 2025 net asset value ("NAV") per share/unit for all share/unit classes;
•
to provide an update on the status of our current public offering (the "Offering"); and
•
to otherwise update the Prospectus.

August 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2025 (and repurchases, if applicable, as of July 31, 2025) is as follows:

Transaction Price (per share)
Class S	$21.1113
Class D	$21.2079
Class I	$21.0142
Class F-I	$20.9214
Class A-I	$21.3969
Class A-III	$21.3469

The transaction price for each of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares and Class A-III shares is equal to such class's NAV per share as of June 30, 2025. A detailed presentation of the NAV per share/unit is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price, if applicable, for each share class equals the transaction price of such class.

June 30, 2025 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares, Class E shares and units of ARIS Operating Partnership L.P. (the "Operating Partnership") held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of June 30, 2025 ($ and shares/units in thousands):

Components of NAV	June 30, 2025
Investments in real estate	$467,082
Investments in real estate debt	1,055,394
Cash and cash equivalents	64,206
Restricted cash	1,130
Other assets	8,155
Mortgage notes at fair value, net of deferred financing costs	(92,859)
Secured debt arrangements, net	(167,694)
Other liabilities	(14,662)
Accrued performance participation allocation	(189)
Management fee payable	(1,005)
Net asset value	$1,319,558
Number of outstanding shares/units	61,800

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$121	$102	$24,090	$32,644	$411,809	$712,855	$15,646	$118,313	$3,978	$1,319,558
Number of outstanding shares/units	6	5	1,146	1,561	19,246	33,394	728	5,529	185	61,800
NAV per share/unit as of June 30, 2025	$21.1113	$21.2079	$21.0142	$20.9214	$21.3969	$21.3469	$21.4776	$21.3969	$21.4776	$21.3519

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees and our directors in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate and real estate debt are initially valued at cost. Once we establish new values for our real estate investments, we provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto. The valuations of our real properties as of June 30, 2025, excluding certain newly acquired properties that are held at cost which we believe reflects the fair value of such properties, were provided by the independent valuation advisor in accordance with our valuation procedures. Certain key assumptions that were used by the independent valuation advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property types where we have multiple real estate investments. Once we own more than one retail property or more than one multifamily property, provided that each has been subject to an independent valuation by the independent valuation advisor, we will include the key assumptions for each such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.6%	6.4%

A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values
Discount rate	0.25% Decrease	+2.15%
(weighted average)	0.25% Increase	(2.09)%
Exit Capitalization Rate	0.25% Decrease	+2.09%
(weighted average)	0.25% Increase	(1.93)%

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares, Class E shares and units of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of May 31, 2025 ($ and shares/units in thousands):

Components of NAV	May 31, 2025
Investments in real estate	$464,494
Investments in real estate debt	1,031,488
Cash and cash equivalents	52,329
Restricted cash	1,060
Other assets	7,795
Mortgage notes at fair value, net of deferred financing costs	(92,832)
Secured debt arrangements, net	(167,574)
Other liabilities	(13,106)
Accrued performance participation allocation	(153)
Management fee payable	(978)
Net asset value	$1,282,523
Number of outstanding shares/units	60,166

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$121	$102	$23,723	$32,584	$405,254	$684,627	$14,669	$117,591	$3,852	$1,282,523
Number of outstanding shares/units	6	5	1,130	1,559	18,972	32,125	684	5,505	180	60,166
NAV per share/unit as of May 31, 2025	$21.1042	$21.1873	$20.9954	$20.8991	$21.3602	$21.3114	$21.4400	$21.3602	$21.4400	$21.3165

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees and our directors in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued in the Offering approximately (i) 1,326,040 shares of our common stock (consisting of approximately 1,098,731 Class A-III shares, 215,705 Class A-I shares, 9,050 Class I shares, and 2,554 Class S shares) in our primary offering for total proceeds of approximately $28.3 million. No other classes of shares were issued or sold in the Offering as of the date hereof. As of June 30, 2025, our aggregate NAV was approximately $1.3 billion. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

The following supercedes and replaces the first footnote under the offering price table on the cover page of the prospectus:

(1) The price per share shown each of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares and Class A-III shares is the August 1, 2025 transaction price, which is equal to such class's NAV per share as of June 30, 2025, plus applicable upfront selling commissions and dealer manager fees. Shares of each class will be issued on a monthly basis at a price per share generally equal to the prior month's NAV per share for such class, plus applicable upfront selling commissions and dealer manager fees.